Form C-AR Template

This initial information will be entered into an online form:

Address: 2601 N Canyon Road, 84604

Website: www.DryBarUnscripted.com

Current # of Employees (includes contractors): 1

Total Assets YE2023: $812,511

Cash and Cash Equivalents YE 2023: 223,592

Accounts Receivable YE 2023: 0

Short-Term Debt YE 2023:88,615

Long-Term Debt YE 2023: 0

Revenue/Sales YE 2023: 0

COGS YE 2023: 0

Taxes Paid YE 2023: 0

Net Income YE 2023: -945,128

Who will Sign Name: **Zachary Atherton**

This information will be formatted and uploaded as an exhibit:

Current Directors and Officers along with their role, responsibilities, and duration in position. Also, their work experience for the last three years (principal occupation, other employers).

- **Zach Atherton - President - Showrunner. Produces and markets the show, runs day-to- day operations.**
- **Work Experience Past 3 years - Creative Director/Writer at Harmon Brothers LLC - a marketing agency.**

List of beneficial owners of 20% or more of the voting power:
- **Zachary Atherton**
- **Harmon Brothers LLC**

A description of the business of the issuer and the anticipated business plan of the issuer.

- **Dry Bar Unscripted Inc. is an online media company that produces improv comedy specials for Angel Studios, a streaming service with a library of TV shows, Movies, and Comedy Specials.**
- **The business plan is to produce improv comedy specials for Angel Studios who then market the content and monetize in two ways: (1) subscription fees—members of the "Angel Guild" pay a monthly subscription for early access to content like Dry Bar Unscripted. Dry Bar Unscripted then gets paid a percentage of that subscription revenue based on watch time, and (2) merchandising.**

A discussion of the material factors that make an investment in the issuer speculative or risky.

- **Angel Studios, to date, has made it effectively impossible for Dry Bar Unscripted content to be distributed and monetized on the Angel Studios platform. Our agreement with Angel Studios prohibits us from distributing or monetizing outside of the Angel Studios platform.**
- **After a distribution and licensing deal was struck between Angel Studios and Dry Bar Unscripted, Angel Studios invented a new condition for distribution: each episode/special needs to be approved by The Angel Guild, a group of paid subscribers on the Angel Studios platform. Angel Studios provides The Angel Guild with a survey built around the question of whether or not new content "amplifies light." The Angel Guild rates the new content based on this criteria and the content is awarded a score. If the content does not reach a certain threshold, it is not posted on the Angel Studios platform and is not monetized. No Dry Bar Unscripted specials, to date, have been approved by The Angel Guild as they have not been found to "amplify light." From the written feedback from The Angel Guild members, it seems "amplifying light" means content that is faith-based, religious, or in some way promotes specific ideologies resonant to The Angel Guild.**
  Though we received many comments that Dry Bar Unscripted was funny, entertaining, and family friendly, we are in no way shape or form religious, faith-based, or political content.
- **Unless Angel Studios changes how The Angel Guild works, or negotiates a new distribution and monetization model, Dry Bar Unscripted does not have a feasible way to monetize its content and generate a return for our shareholders.**

A description of the ownership and capital structure of the issuer, including the types of equity, number outstanding of each, how the rights of each might be modified.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	25,000,000	5,258,576	Yes	
Preferred Units	10,100,000	1,887,828	No	20% Preferred Return

Additional to this section is a description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

- Principal shareholders could make decisions in good faith that turn out to be damaging to the company as time goes by.

The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Harmon Brothers LLC 51.8%
Zach Atherton 32.9%

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How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions;

- All shares were valued at $0.50 when raising funds from the crowd and from other investors.

The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

A description of the restrictions on transfer of the securities, as set forth in § 227.501;

- Do you have any recommendations regarding language here?

A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

- The only debt that the company has relates to a company credit card that is paid off monthly.

A description (date, exemption type, type of securities offered, amount sold, use of proceeds) of exempt offerings conducted within the past three years.

- $438,670 net proceeds were raised through crowdfunding, along with an additional $472,136 in additional investment during 2023. As of the end of last year, $536,059 was capitalized in production expenses to create the first season of episodes.

A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest (Director, Officer, 20%+ Beneficial Owners of Voting Power, Promoter of the issuer (when formed within last 3 years), or a family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships) of any of the other people).

- Zach Atherton received compensation as Showrunner, and Harmon Brothers LLC received compensation for contributing to the production of episodes.

Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202.

- No; this is the first required annual filing, and we filed the inception submission before crowdfunding.

Lastly, you will need to submit a copy of your financial statements for EY 2023. There should be a statement associated with them and signed by the principal executive officer of the issuer that they are "true and complete in all material respects," and they should also include a description of the financial condition of the issuer (A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations; An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided).

- Audited Financial Statements submitted.